Exhibit 99.2

REE Automotive (Nasdaq: REE) Q4 and FY 2024 Shareholder Letter

Dear Shareholders, 2024 marked a pivotal year for REE Automotive Ltd. (“REE” or the “Company”). We successfully accelerated our vision of software defined vehicles (SDV) technology from concept to commercial reality in 2024. Most notably, we became the first company to certify a full by - wire SDV for public road use in the U.S., a significant achievement and a testament to our technology and engineering. Building on this foundation, we continue to see growing interest from global OEMs, technology companies, and fleets for our mobility innovations. We believe that demand is being driven not just by the shift to electrification, but also by the wider advantages of SDV architecture — such as modularity, real - time upgradability, autonomy readiness and accelerated time - to - market. Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved. 2

PROGRESS AND POSITIONING Our P7 product line achieved key technological and manufacturing milestones this year, showcasing the maturity of our SDV platform. According to a recent Morgan Stanley 1 report, SDVs accounted for just 3% of automotive production in 2021 but are expected to represent 90% of new vehicle production by 2029. The combination of zonal architecture, autonomous readiness and over - the - air (OTA) update capabilities are at the core of our technology, and we believe REE is uniquely positioned to help OEMs and technology companies accelerate development cycles and introduce intelligent vehicles. In 2024, we launched REEai Cloud, enabling customers to leverage advanced data analytics and AI to optimize vehicle performance. We expect that these tools will support OTA updates, deeper integration with our proprietary operating systems, and new opportunities for potential recurring revenue through software subscriptions and licensing. 1 https:// www.morganstanley.com/ideas/software - defined - vehicles - outlook “We continue to be very impressed with REE’s execution and its technological achievements. Let’s not lose sight of the fact that REE’s x - by - wire technology, which sits at the heart of its offering, is unlike anything else commercially available today . REE’s business model has always been differentiated from other companies that we have seen come and go in this space. By only ever intending to supply the critical, technology - driven aspects of its flexible vehicle platform, REE has always held the promise of strong unit economics with only modest capital needs. “ Carl Vine, Portfolio Manager, M&G Investments Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved. 3

COMMERCIAL TRACTION AND STRATEGIC PARTNERSHIPS To date, we have more than 6,000 vehicle reservations. Encouragingly, customers cite superior SDV functionality as the primary driver behind their interest. In addition to our full vehicle reservations, we are in advanced discussions with major OEMs across various vehicle segments about incorporating our software and technology into their product lines. We see our partnership with Motherson Group, a global leader in manufacturing and supply chain management, as a further enhancement of our credibility in the automotive industry. We believe this collaboration will help us meet evolving market demand and reinforce our position as a reliable enabler of SDV innovation. Over the past 12 months, we raised approximately $81 million in gross proceeds led by our strategic investors M&G and Motherson. The capital was used to support production while strengthening market validation through demonstration. While these efforts have improved near - term liquidity, we continue to assess additional financing options to support the execution of our strategy. “REE Automotive’s biggest benefit to its customer is its technologically advanced modular software - defined EV platforms with its proprietary REEcorner technology that can integrate key components into compact modules, as a result optimizing space utilization, increasing overall system efficiency, resulting in lower Total Cost of Ownership (TCO). A major advantage REE Automotive’s customers have is that these platforms are made future - ready with REE’s Unified Architecture (RUA), merging its hardware features and software applications into one seamless operating system.” Marshall Martin , Program Manager, Commercial Mobility, Frost & Sullivan Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved. 4

NAVIGATING A CHALLENGING MACRO ENVIRONMENT We remain mindful of the broader macroeconomic environment, including U.S. tariff and trade policy uncertainty, shifting landscapes, evolving economic policies and regulation, and capital market conditions which we expect to impact our global supply chain, material costs and overall market environment. In response to these market conditions, we have taken decisive steps to significantly reduce operating expenses, which include adjustments to headcount and leadership structure, and temporarily pausing production while evaluating alternative manufacturing options and expanding financing options. These strategic adjustments are intended to protect our financial position and ensure operational flexibility. We remain committed to long - term growth, even if that means prioritizing capital efficiency and licensing opportunities over near - term vehicle volume. Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved. 5

LOOKING AHEAD In 2025, we are focused on expanding adoption of our Powered by REE® technology, converting commercial interest, including our March 2025 memorandum of understanding, into signed definitive agreements, and laying the foundation for recurring revenue streams through software licensing. With growing OEM engagement for our SDV platform, we believe we are well - positioned to scale momentum and focus on near - term and long - term potential revenue generating opportunities . Our technology is designed not to compete with our customers, but to empower them - with the tools and intelligence to build smarter, safer and more adaptable vehicles . As REE continues to execute on our long - term strategy, we remain committed to transparency, fiscal discipline, and long - term value creation for shareholders. We acknowledge that we are in unprecedented times with the broader macro environment and our focus continues to be on delivering results while maintaining flexibility to navigate evolving market conditions and position REE for what we believe as durable, long - term growth. We thank you for your continued trust and support, and we look forward to updating you on our progress in the months ahead. Daniel Barel Co - founder and CEO Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved. 6

CAUTION ABOUT FORWARD - LOOKING STATEMENTS This communication includes certain forward - looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward - looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward - looking statements when it discusses the growing interest relating to its SDV platform; that it empowers its customers, and does not compete with them, with the tools and intelligence to build smarter, safer and more adaptable vehicles; the macroeconomic environment, including tariff and trade policy uncertainty and its continued effect on the automotive industry and its business; its intended actions to temporarily pause U.S. production of its vehicles, and reduce cash burn; that it intends to deploy its technology through the use of less capital - intensive approaches, including licensing and partnership models to generate revenue and pursue growth; that it has a long - term goal of returning to production; that it is attempting to complete a $15 million credit facility definitive agreement; and its belief that preserving cash will provide it with flexibility to adapt as market conditions evolve. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking. All statements, other than statements of historical facts, may be forward - looking statements. These forward - looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward - looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward - looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward - looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward - looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: risks relating to the substantial doubt that REE will have sufficient funds to satisfy its obligations for the foreseeable future and through the next 12 months; risk relating to REE’s inability repay its convertible notes due to insufficient cash flow from our business or to settle conversions of such convertible notes in cash or to repurchase the notes upon a change in control transaction; REE’s limited operating history; risks relating to the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events; REE’s business model not being proven; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; development of REE’s technology into marketable products; risk relating to REE’s failure to obtain significant orders for its products; REE’s uncertain assumptions relating to its operational or financial performance; REE’s operations in an industry that is new and rapidly evolving, and its use of estimates that are subject to significant uncertainty; risks relating to REE’s significant shareholders having substantial influence over REE; REE’s expectations with respect to the SDV market, which may not develop as REE expects or develops slower than REE expects; risks relating to consumer acceptance of SDV technology; risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or at any certain price even after a design win; risk relating to significant delays between the time we achieve a design win until we may be able to realize revenue from the vehicle model; REE’s reliance on an outsourced manufacturing business model, if and when it determine to manufacture; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; risks related to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; risks relating to future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e - mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions; the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly - skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 and in subsequent filings with the SEC. Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved. 7

Shareholder letter Q4 and full year 2024 © 2025 REE. All rights reserved.